UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 February 2015
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

26th February 2015

CRH announces that, as part of the Board's planned renewal process, John Kennedy and Dan O'Connor will step down from the Board at the conclusion of the Annual General Meeting on 7 May 2015.

Commenting on the retirements, Mr. Nicky Hartery, Chairman of CRH, said:

"On behalf of the Board I would like to thank John and Dan for their commitment and great service to CRH over many years and wish them both every success in the future."

Contact:
Neil Colgan
Company Secretary
Tel: +353 1 6344340

By:___/s/Maeve Carton___
M. Carton
Finance Director